UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

    (Check one): ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K
     ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-CEN ☐ Form N-CSR
For Period Ended:    November 2, 2024
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Big Lots, Inc.
Full Name of Registrant

Former Name if Applicable

4900 E. Dublin-Granville Road
Address of Principal Executive Office (Street and Number)

Columbus, Ohio 43081
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Big Lots, Inc. (“Big Lots” or the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2024 (the “Form 10-Q”). The Company has determined that it will be unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense for the reasons set forth below.
Reasons for Delay
As previously disclosed, on September 9, 2024 (the “Petition Date”), Big Lots, Inc. (“Big Lots” or the “Company”) and its other subsidiaries (together with Big Lots, the “Debtors”) filed voluntary petitions for relief (collectively, the “Bankruptcy Petitions”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Bankruptcy Court has granted a motion seeking joint administration of the cases (the “Chapter 11 Cases”) under the caption In re: Big Lots, Inc., et al., Case No. 24-11967 (JKS). Documents filed on the docket of and other information related to the Chapter 11 Cases are available on a website administrated by the Company’s claims agent, Kroll Restructuring Administration LLC, at https://cases.ra.kroll.com/biglots, by calling toll-free at (844) 217-1398 (or +1 (646) 809-2073 for calls originating outside of the U.S. or Canada), or by sending an email to biglotsinfo@ra.kroll.com.

During the pendency of the Chapter 11 Cases, the Company and its management team and other finance, accounting and administrative personnel have devoted significant time, attention and resources to the Chapter 11 Cases and related administrative requirements, including evaluating the technical accounting implications of the Chapter 11 Cases. Due to the considerable time, attention and resources required to address the Chapter 11 Cases, the limited resources available to the Company, and the resources that would be necessary for the Company to prepare financial statements for the quarterly period ended November 2, 2024 in accordance with generally accepted accounting principles and the certifications required by the Sarbanes Oxley Act of 2002, as amended, the Company has determined that it will be unable to timely file the Form 10-Q (or its Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K for subsequent periods) without unreasonable effort or expense and is unable to estimate when or if it will be able to complete and file such reports. The Company does not intend to file the Form 10-Q or Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K for subsequent periods. Instead, following the closing of the sale of all or substantially all of the Company’s assets to affiliates of Nexus Capital, and until the Company’s common shares have been deregistered, the Company intends to file Current Reports on Form 8-K (1) disclosing material events in the Chapter 11 Cases and other information required by Form 8-K and (2) containing as exhibits the monthly operating reports filed by the Company with the Bankruptcy Court.
PART IV — OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification

Ronald A. Robins, Jr.	(614) 278-6767
(Name)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
For the reasons described in Part III – Narrative of this Form 12b-25, the Company has determined that it will be unable to file the Form 10-Q (and Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K for subsequent periods) without unreasonable effort and expense. The Company believes that its results of operations for quarterly period ended November 2, 2024 differed significantly from its results of operations for the corresponding quarterly period ended October 28, 2023 due to significant adverse developments that occurred with respect to the Company’s business and liquidity in the quarterly period ended November 2, 2024, including the commencement of the Chapter 11 Cases.

Big Lots, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

BIG LOTS, INC.

Date: December 11, 2024	By:	/s/ Ronald A. Robins, Jr.
Ronald A. Robins, Jr.
Executive Vice President, Chief Legal and Governance Officer, General Counsel and Corporate Secretary